FEDERATED INSURANCE SERIES

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

April 7, 2016

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED INSURANCE SERIES (the “Trust”)

Federated Prime Money Fund II (the “Fund”)

Primary Shares

Service Shares

1933 Act File No. 33-69268

1940 Act File No. 811-8042

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided on March 15, 2016 on its Rule 485(a) Post-Effective Amendment No. 74 and Amendment No. 75, with respect to the Fund, submitted on January 29, 2016.

Comment 1. Please respond to the Commission’s comments in writing via Correspondence filing and include the Tandy Representation. Please give the Commission time to review the responses and respond to the Registrant before the amendment becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2. We note that your filing includes more than one prospectus. For brevity, we will not repeat comments on similar disclosure in both prospectuses. Please consider whether our comments apply to both prospectuses and respond accordingly.

Response: The Registrant understands and will respond as requested.

Comment 3. Expense Example: Since the Fund is not a new fund and does have performance history, please provide information for the 5 and 10 year periods

Response: The Fund will add the amounts for the 5 and 10 year time periods

Comment 4. Expense Example: Please confirm the expense example reflects the fee waiver and expense reimbursement are only reflected for the initial duration.

Response: The Registrant confirms that the fee waiver and expense reimbursements are not included in the calculation supporting the Fee Table Example numbers. The calculations are based on gross expenses.

Comment 5. Summary Strategy: With respect to the following underlined sections:

The Fund will operate as a “government money market fund,” as such term is defined in or interpreted under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”). “Government money market funds” are required to invest at least 99.5% of their total assets in: (i) cash; (ii) securities issued or guaranteed by the United States or certain U.S. government agencies or instrumentalities; and/or (iii) repurchase agreements that are collateralized fully, and are exempt from requirements that permit money market funds to impose a liquidity fee and/or temporary redemption gates.

a.	Please revise (iii) to address the types of collateral addressed by Rule 2a-7(a)(16).
b.	Please separate into a different sentence, the phrase “are exempt from requirements that permit money market funds to impose a liquidity fee and/or temporary redemption gates.”

This should be a standalone sentence.

Response: 5.a - The Registrant respectfully submits that the disclosure conforms to Rule 2a-7(a)(16) and it is modified by our introductory statement that the Fund is a “government money market fund” as such term is defined or interpreted by Rule 2a-7 which includes the definition of “collateralized fully” under Rule 2a-7(a)(5). Further, the Registrant respectfully submits that this does not add anything meaningful from an investor disclosure standpoint.

5.b - With respect to the suggestion to separate into a different sentence, the phrase “are exempt from requirements that permit money market funds to impose a liquidity fee and/or temporary redemption gates,” the Registrant will make this a separate sentence.

Comment 6. Summary Strategy—Names Rule: It is noted that the names rule references “Treasury investments.” Are investments intended to reference something different from “Treasury securities?” If no distinction is intended then please use “Treasury securities”. If there is an intended distinction, please clarify the distinction.

Response: Pursuant to a recent action by the Board of Trustees of the Registrant, the Fund’s names rule policy was revised to read as follows:

“Under normal conditions, the Fund will invest its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested in government securities and/or repurchase agreements that are collateralized by government securities. The Fund will notify shareholder at least 60 days in advance of any change in this investment policy.”

The disclosure will be revised accordingly.

Comment 7. Page 9—Limitations on Redemption Proceeds: This section discusses why redemption payments may be delayed. Please disclose the time period in which investment proceeds will be paid. Also, discuss the time period for making delayed payments under the circumstances listed.

Response: The Fund will add the following disclosure as an introductory paragraph to the section: “Unless provided otherwise in applicable variable annuity contracts, redemption proceeds normally are wired or mailed within one business day after receiving a request in proper form. Payment may be delayed for up to seven days:”

Comment 8. Page 10—Financial Information: Please include the bold language provided in Item 13a of Form N-1A, including the reference to the auditor and its report on the financial statements.

Response: The Registrant will add the language pursuant to Item 13 (a) of Form N-1A.

Comment 9. SAI: Page 3—Asset Segregation: Disclose the value of the assets that must be set aside in connection with special transactions.

Response: With respect to this disclosure, “special transactions” refers to reverse repurchase agreements and when-issued and delayed delivery transactions. The Fund will revise this disclosure as follows:

“In order to secure its obligations in connection with special transactions, such as reverse repurchase agreements or when-issued and delayed delivery transactions, the Fund will either enter into offsetting transactions or set aside liquid assets. For purposes of this obligation, liquid assets are defined to be those which can be sold at a price reasonably related to its current market value within a 7 calendar day period.”

The value of the liquid assets set aside must be at least equal to the market value of the transaction.

Comment 10. Fundamental Concentration Policy: This is a reminder that, pursuant to Item 16(c)(1)(iv) of Form N-1A, concentration should be disclosed in terms of “industry or group of industries.” We understand that this is a fundamental investment policy and cannot be changed without shareholder approval. If a situation arises in the future where the language can be revised, then please do so.

Response: The Registrant acknowledges that Item 16 (c) (1) (iv) of Form N-1A specifies the language “a particular industry or group of industries.” The Registrant respectfully notes that the Fund’s concentration policy is a fundamental policy and cannot be changed without shareholder approval. While the Fund’s disclosure does not exactly track the language of Item 16 (c) (1) (iv), it matches the fundamental policy as adopted by the Fund’s Board, the Fund’s policy does not reserve the right to concentrate, and the Fund, in practice, does not distinguish between an industry or group of industries. The Fund currently has no future plans to concentrate in any particular industry or group of industries.

In connection with the review of this filing by Staff of the Securities and Exchange Commission, the Fund acknowledges the Staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 720-8838.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal